

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2017

Sandesh Seth
Chairman and Chief Executive Officer
Actinium Pharmaceuticals, Inc.
275 Madison Avenue, 7th Floor
New York, New York 10016

  Re: Actinium Pharmaceuticals, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2016
   Filed March 16, 2017
   File No. 001-36374

Dear Mr. Seth:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

         Division of Corporation Finance
         Office of Healthcare & Insurance

cc: Thomas R. Slusarczyk